SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


09011716

FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________________ to ________________

Commission File No. 1-8116

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Wendy's International, Inc. Profit Sharing and Savings Plan
P.O. Box 256
4288 West Dublin-Granville Road
Dublin, Ohio 43017

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Wendy's/Arby's Group, Inc.
1155 Perimeter Center West
Suite 1200
Atlanta, Georgia 30338

Exhibit Index on Page 16

REQUIRED INFORMATION

The following financial statements and schedules for the Wendy's International, Inc. Profit Sharing and Savings Plan are being filed herewith:

The following exhibit is being filed herewith:

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the persons administering the Plan have duly caused this annual report to be signed on their behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on the 5th day of June, 2009.

WENDY'S INTERNATIONAL, INC. PROFIT SHARING AND SAVINGS PLAN



By:

Steven B. Graham
Senior Vice President and Chief Accounting Officer
Wendy's International, Inc.

Wendy's International, Inc.
Profit Sharing and Savings Plan

Table of Contents

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of
Wendy's International, Inc. Profit Sharing and Savings Plan

We have audited the accompanying statements of net assets available for benefits of Wendy's International, Inc. Profit Sharing and Savings Plan (the Plan) as of December 31, 2008 and 2007 and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Wendy's International Inc. Profit Sharing and Savings Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clark, Schaefer, Hackett & Co.

Columbus, Ohio
May 27, 2009

150 east campus view blvd., ste. 100
columbus, oh 43235

www.cshco.com
p. 614.885.2208
f. 614.885.8159

Wendy's International, Inc. Profit Sharing and Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Assets		
Cash and cash equivalents:		
Money market funds	$ -	$ 95,296
Investments:		
Investments, participant-directed, at fair value:		
Mutual funds	123,418,957	157,749,584
Stable value fund	19,571,006	15,616,159
Investment in sponsor company common stock	5,222,892	6,525,316
Participant loans	10,499,135	10,405,468
Total investments	158,711,990	190,391,823
Receivables:		
Participant contributions	308,134	566,593
Employer contributions	171,749	1,003,737
Participant loan payments receivable	96,415	152,734
Interest and dividends receivable	18,401	32,877
Total receivables	594,699	1,755,941
Total assets	159,306,689	192,147,764
Liabilities		
Accrued expenses	28,590	34,550
Other liabilities	-	3,422
Total liabilities	28,590	37,972
Net assets available for benefits at fair value	159,278,099	192,109,792
Adjustment from fair value to contract value for fully benefit-responsive stable value fund	794,199	118,396
Net assets available for benefits	$ 160,072,298	$ 192,228,188

The accompanying notes are an integral part of these financial statements.

Wendy's International, Inc. Profit Sharing and Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

Investment income (loss):	
Interest and dividends	$ 7,336,443
Net decrease in fair value of investments	(52,834,976)
	(45,498,533)
Contributions:	
Participant	15,591,654
Employer	8,333,549
Rollovers from Wendy's International, Inc. Pension Plan	9,803,956
Rollovers - other	352,098
	34,081,257
	(11,417,276)
Benefits paid to participants	20,572,209
Administrative expenses	166,405
	20,738,614
Net deductions in net assets	(32,155,890)
Net assets available for benefits, beginning of year	192,228,188
Net assets available for benefits, end of year	$ 160,072,298

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies conform to accounting principles generally accepted in the United States of America and have been consistently applied.

Basis of Accounting

The financial statements have been prepared under the accrual method of accounting.

Contributions to the Plan

Contributions from participants and company matching contributions are recorded on a weekly basis as the employer makes authorized payroll deductions from the Wendy's International, Inc. Profit Sharing and Savings Plan (the "Plan") participants' pay (see Note 2).

Payments of Benefits

Benefits are recorded when paid.

Allocation Provisions

Upon enrollment in the Plan, participants may direct the investment of their accounts in any one or more specified investments. These investment options include the following:

Mutual Funds: As of December 31, 2008, participants have 17 different mutual funds from which to select with varying degrees of investment risk.

Stable Value Fund: The Managed Income Portfolio II is a stable value fund which is managed by the Fidelity Management Trust Company, which invests in investment contracts offered by insurance companies and other approved financial institutions, fixed income securities and money market funds.

Wendy's/Arby's Group Inc. common stock (formerly Wendy's International, Inc. common stock): The Wendy's International, Inc. common stock was an investment option under the Plan until the last trading date prior to the completion of the Merger with Triarc Companies, Inc. on September 29, 2008 (see Note 2), at which time this investment option was frozen. Upon completion of the Merger, each common share of Wendy's International, Inc. was converted into the right to receive 4.25 shares of Class A Common Stock, par value $0.10 per share, of Wendy's/Arby's Group, Inc. For six months subsequent to the Merger, participants were able to exchange shares out of the stock fund, but could not invest any new monies. To the extent any amounts remained in the stock fund at the end of this six month period, those amounts were liquidated and invested in a mutual fund that had a target retirement date closest to the participant's retirement date at age 65.

Participants are given the opportunity to change both the allocation percentages of future contributions within the investment funds and the allocation of existing balances.

On a daily basis, a participant's account is allocated a portion of the earnings and of the change in the fair value of investments of the fund or funds in which the participant's account is invested. The allocation is based on the number of units of each fund assigned to each participant. New units are assigned to participants based on the dollar amount of their addition to the fund in relation to its unit value on that day.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates affect the net assets available for benefits and disclosure of contingent items affecting the net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting periods. While management applies its judgment based on assumptions believed to be reasonable under the circumstances, actual results could vary from these assumptions. It is possible that materially different amounts would be reported using different assumptions.

New Accounting Standard

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards ("SFAS") No. 157, as amended, "Fair Value Measurements," ("SFAS 157"). SFAS 157 addresses issues relating to the definition of fair value, the methods used to measure fair value and expanded disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements. The definition of fair value in SFAS 157 focuses on the price that would be received to sell an asset or paid to transfer a liability, not the price that would be paid to acquire an asset or received to assume a liability. The methods used to measure fair value should be based on the assumptions that market participants would use in pricing an asset or a liability ("Market Value Approach"). SFAS 157 expands disclosures about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to adoption. SFAS 157 was, with some limited exceptions, applied prospectively and was effective commencing with our 2008 fiscal year. The adoption of SFAS 157 did not result in any change in the methods used to measure the fair value of financial assets and liabilities. The expanded fair value disclosures of SFAS 157 are disclosed in Note 6.

As described in FASB Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plan* (the "FSP"), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a stable value fund. As required by the FSP, the statements of net assets available for benefits presents the fair value of the investment in the stable value fund as well as the adjustment of the investment in the stable value fund from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

2. Description of Plan

On September 29, 2008, Wendy's International, Inc. ("Wendy's") completed its merger with Triarc Companies, Inc. and is now a wholly-owned subsidiary of Wendy's/Arby's Group, Inc. (the "Company.") All benefit plans of the Company are being evaluated; however, no significant changes are anticipated prior to January 1, 2010.

The Plan is a contributory defined contribution plan that covers all eligible management and administrative employees of Wendy's and certain subsidiaries that have adopted the Plan. Each participant is fully vested in his or her contributions (and related account balances) to the Plan. The 401(k) feature of the Plan allows eligible participants to contribute from 1% to 75% of their pretax compensation (as restricted by applicable Internal Revenue Service ("IRS") limitations). The Plan permits loans to participants subject to IRS limitations, withdrawals at age 59½ and older, hardship withdrawals, and rollovers from other qualified plans.

Wendy's matches 100% of a participant's contribution up to 3% of the participant's salary and 50% of a participant's contribution between 3% and 5% of the participant's salary. Participants are eligible to contribute to the Plan beginning on their date of hire, regardless of age or service, and will be eligible to receive matching contributions from Wendy's after the quarterly entry date upon attaining one year of service (1,000 hours) and 21 years of age. Participants will always be 100% vested in their contributions, Wendy's matching contribution, as well as any earnings.

The Plan includes a company profit sharing contribution in which the employer at its sole discretion may contribute an amount determined by the Board and designated as "Company Profit Sharing Contributions" for each Plan year. In 2007, Wendy's Board approved a $700,000 Profit Sharing Contribution, which is reflected as "Employer contributions receivable" in the Statement of Net Assets Available for Benefits at December 31, 2007. There were no profit sharing contributions in 2008.

The Plan allows forfeitures to be used to pay plan expenses, to create a reasonable reserve for future expected forfeiture restorations, to restore prior forfeitures and to adjust participants' accounts. Any excess forfeiture will be allocated to match eligible participants with 1,000 or more hours of service in the plan year and who are employed on the last day of such plan year. Forfeited, non-vested accounts totaled $15,463 and $42,676 at December 31, 2008 and 2007, respectively. Forfeitures totaling $38,000 were reallocated to participants for the plan year ended December 31, 2007 in March 2008. During 2008, no forfeitures were reallocated to participants. There were no forfeitures applied against plan expenses for the plan years ended December 31, 2008 and 2007. The remaining balance is being reserved for expected forfeitures restorations.

The Plan charges participant accounts for a portion of the Plan's administrative expenses on a pro rata basis, as communicated in advance to participants. Since September 30, 2004, 0.005% of a participant's account has been deducted on a quarterly basis to pay administrative expenses.

Active participants may borrow up to 50% of their vested account balance from their fund accounts with a minimum loan of $1,000 and a maximum loan of $50,000 reduced by the highest outstanding loan balance over the last 12 months. Subject to these limitations, participants may have two loans outstanding at one time. Loan transactions are treated as a transfer from the investment funds in which the participant's Plan account are invested at the time of the loan to the participant loan account. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at the prime rate as published in The Wall Street Journal plus 1%. The rate is changed quarterly and is based on the prime rate on the last business day of the previous quarter. Principal and interest are paid through weekly or bi-weekly payroll deductions.

In June and July 2006, Wendy's announced a restructuring of its workforce including a voluntary early retirement program and an involuntary reduction in force. The employment of affected employees terminated before December 31, 2006 and they received severance benefits. As of December 31, 2008,

43 of the affected employees had vested benefits of $3.0 million that may be distributed from the Plan as elected by the participants. As of December 31, 2007, 69 of the affected employees had vested benefits of $7.1 million that may be distributed from the Plan as elected by the participants.

Although it has not expressed any intent to do so, Wendy's has the right to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In the event of a termination of the Plan, participants will become fully vested in their accounts. The net assets of the Plan as of the date of the termination would be distributed to the participants based on their adjusted balances as of that date. Wendy's also has the right under the Plan to discontinue its contributions at any time.

Information regarding the eligibility, vesting, benefits and allocation provisions of the Plan is available in the Summary Plan Description of the Wendy's International, Inc. Profit Sharing and Savings Plan.

3. Investments

The following investments represent 5% or more of the Plan's net assets at December 31 (at fair value):

	2008	2007
Fidelity Freedom Income Fund	$ 38,340,968	$ 42,723,812
Fidelity Spartan U.S. Equity Index Fund	22,705,722	35,887,675
Fidelity Managed Income Portfolio II	19,571,006	15,616,159
PIMCO Total Return Fund	11,026,953	**
Fidelity Diversified International Fund	8,210,432	17,982,035
Participant Loans	10,499,135	10,405,468

** Did not represent 5% of the Plan's net assets at December 31, 2007.

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the period) depreciated in value as follows for the year ended December 31, 2008:

Mutual Funds depreciation	$ (51,634,816)
Common Stock depreciation	(1,200,160)
Total net depreciation	$ (52,834,976)

Quoted market prices are used to value investments except for the Plan's participant loans and the stable value fund. Loans to participants are valued at cost, which approximates fair value. The Plan's interest in the stable value fund is valued based on information reported by the investment advisor at year-end and using the audited financial statements of the stable value fund at September 30, 2008 (most recent audit date of the fund). Purchases and sales of investments are recorded on a trade-date basis, with realized gains (losses) on the sale of investments based on the average cost method. Income is recorded on the accrual basis.

Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

4. Transactions with Parties-in-Interest

The expenses of the Plan's trustee, investment managers and any expenses incurred with regard to the purchase or sale of securities are borne by the Plan (and Plan participants, as specified in Note 2). During 2008 and 2007, a portion of these expenses was paid by Wendy's. Other accounting, legal and administrative services are not reflected in the financial statements. These services are provided by Wendy's without charge to the Plan. However, in certain circumstances, funds related to lost participants and forfeitures may be used to pay these Plan expenses.

Certain Plan investments in mutual funds, money market funds, and the stable value fund are managed by the trustee and investment manager and, therefore, qualify as party-in-interest transactions.

Wendy's/Arby's Group, Inc. is also a party-in-interest and prior to the Merger with Triarc Companies (see Notes 1 and 2), participants were able to select employer stock as an investment option. The amounts held in employer stock at December 31, 2008 and 2007 were $5,222,892 of Wendy's/Arby's Group, Inc. common stock and $6,525,316 of Wendy's International, Inc. common stock, respectively.

In the fourth quarter of 2008, Wendy's completed the termination of its Wendy's International, Inc. Pension Plan. Certain participants of that plan elected to rollover their existing balances to the Plan.

5. Income Tax Status

The IRS has determined and informed the Company, by a letter dated February 12, 2004, that the Plan constitutes a "qualified" plan under section 401(a) of the Internal Revenue Code ("IRC") and that the Plan's trust is, therefore, exempt from federal income tax under section 501(a) of the code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

6. Fair Value

The fair value framework described in SFAS 157 requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to value the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

- Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities.

- Level 2: Observable inputs other than those included in Level 1. For example, quoted market prices for similar assets or liabilities in active markets or quote prices for identical assets or liabilities in inactive markets.

- Level 3: Unobservable inputs reflecting management's own assumptions about the inputs used in pricing the asset or liability.

Following is a description of the valuation methodologies used for assets measured at fair value:

- Mutual funds: Valued at observable market quotations for identical assets and are priced on a daily basis.

- Stable value fund: Fair value determined by the plan trustee based on the fair value of underlying securities in the fund which represent the net asset value of the shares held by the Plan at year-end.

- Investment in sponsor company common stock: Valued at observable market quotations for identical assets.

- Participant loans: Valued at amortized cost which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008:

	December 31, 2008	Fair Value Measurements at December 31, 2008 Using		
		Level 1	Level 2	Level 3
Mutual finds	$123,418,957	$123,418,957	$ -	$ -
Stable value fund	19,571,006		19,571,006	-
Investment in sponsor company common stock	5,222,892	5,222,892		
Participant loans	10,499,135			10,499,135

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the year ended December 31, 2008:

Balance, beginning of year	$ 10,405,468
Issuances and settlements, net	93,667
Balance, end of year	$ 10,499,135

7. Reconciliation of Financial Statements to Schedule H of Form 5500

The following is a reconciliation of net assets available for benefits per Schedule H of Form 5500 to the financial statements as of December 31, 2008 and 2007:

	2008	2007
Net assets available for benefits per Schedule H of Form 5500	$159,278,099	192,109,792
Adjustment from fair value to contract value for fully benefit–responsive stable value fund	794,199	118,396
Net assets available for benefits per financial statements	$160,072,298	192,228,188

The following is a reconciliation of net investment income per Schedule H of Form 5500 to the Statement of Changes in Net Assets for the year ended December 31, 2008:

Interest	$ 839,393
Dividends	96,296
Unrealized depreciation of assets	(46,147,289)
Net investment loss from registered investment companies	(962,736)
Total loss on investments per Schedule H of Form 5500	(46,174,336)
Adjustment from fair value to contract value for interest in stable value fund relating to fully benefit–responsive investment contracts as of prior year-end	(118,396)
Adjustment from fair value to contract value for interest in stable value fund relating to fully benefit–responsive investment contracts as of current year-end	794,199
Net investment loss per Statement of Changes in Net Assets	$(45,498,533)

Wendy's International, Inc. Profit Sharing and Savings Plan
EIN: 31-0785108; PIN: 001
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2008

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Mutual funds			
*	Fidelity	Freedom Income Fund	**	$ 38,340,968
*	Fidelity	Spartan U.S. Equity Index Fund	**	22,705,722
	PIMCO	Total Return Fund	**	11,026,953
*	Fidelity	Diversified International Fund	**	8,210,432
*	Fidelity	Freedom 2040 Fund	**	6,157,235
*	Fidelity	Freedom 2030 Fund	**	5,129,812
*	Fidelity	Freedom 2020 Fund	**	5,121,837
	Vanguard	Morgan Growth Fund	**	5,084,313
	T. Rowe Price	Equity Income Fund	**	4,746,632
	American Beacon Funds	Small Cap Value Fund	**	4,146,893
*	Fidelity	Freedom 2025 Fund	**	3,047,134
	Morgan Stanley	Small Company Growth Portfolio	**	3,023,947
*	Fidelity	Freedom 2035 Fund	**	2,755,902
*	Fidelity	Freedom 2010 Fund	**	1,732,164
*	Fidelity	Freedom 2015 Fund	**	1,634,615
*	Fidelity	Freedom 2000 Fund	**	290,808
*	Fidelity	Freedom 2005 Fund	**	263,590
	Stable value fund			
*	Fidelity	Managed Income Portfolio II	**	19,571,006
	Other			
*	Wendy's/Arby's Group, Inc.	1,057,266 Common Shares		5,222,892
*	Participant Loans	Various; interest rates ranging from 5.00% to 10.50%	-0-	10,499,135
				$ 158,711,990

* Identifies a party-in-interest to the Plan
** Cost omitted for participant directed investments

INDEX TO EXHIBITS



CLARK SCHAEFER HACKETT
STRENGTH IN NUMBERS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of Wendy's International, Inc., of our report dated May 27, 2009 with respect to the statements of net assets available for benefits of Wendy's International, Inc. Profit Sharing and Savings Plan as of December 31, 2008 and 2007, the related statement of changes in net assets available for benefits for the year ended December 31, 2008, and the related supplemental schedule of Schedule H, Line 4i – schedule of assets (held at end of year) as of December 31, 2008, which report appears in the December 31, 2008 annual report on Form 11-K of Wendy's International, Inc. Profit Sharing and Savings Plan.

Clark, Schaefer, Hackett & Co.

Columbus, Ohio
June 3, 2009

150 east campus view blvd., ste. 100
columbus, oh 43235

www.cshco.com
p. 614.885.2208
f. 614.885.8159

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